Echo Global Logistics, Inc.

600 West Chicago Avenue

Suite 725

Chicago, IL 60654

November 14, 2011

VIA EDGAR

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Echo Global Logistics, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 11, 2011
File No. 001-34470

Dear Ms. Cvrkel:

Set forth below are the additional responses of Echo Global Logistics, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated November 2, 2011, relating to the Company’s Form 10-K for the year ended December 31, 2010, filed with the Commission on March 11, 2011.  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Comment No. 1

Freight Management Inc., page 49

We note from your response to our prior comment three that subsequent to December 31, 2009 the profitability of FMI’s largest customer began to decline and that along with an amendment to the Asset Purchase Agreement resulted in additional decreases in the contingent consideration obligation during 2010. However, we do not believe that you have fully responded to our prior comment. As requested, please explain to us how you determined the fair value of the obligation at December 31, 2009 and at December 31, 2010. Your response should include the nature of all significant assumptions used in the analysis at the end of each reporting period.

Response

In estimating the fair value of the contingent consideration due to FMI at December 31, 2009 and 2010, the Company used a consistent methodology in both periods.  The Company utilized three main inputs in calculating the fair value of the contingent obligation: (i) financial projections of FMI based on historical results of FMI and future expectations under three scenarios (a base scenario, an upside scenario and a downside scenario); (ii) the weighted percentage probabilities of FMI achieving the EBITDA targets in each of the three scenarios; and (iii) an applicable discount rate.

As of December 31, 2009, the Company utilized the first six months of FMI’s actual financial performance subsequent to the July 1, 2009 acquisition date. In addition, the Company prepared projections that included the impact of a customer with which FMI started a business relationship after the acquisition date; this customer was expected to contribute to FMI’s ongoing profitability.  The Company prepared three projected scenarios: a base scenario, an upside scenario and a downside scenario.  The three different scenarios used in determining the fair value of the contingent obligation indicated cumulative revenue would range from $90 million to $142 million over the entire life of the earn-out period (from July 1, 2009 through June 30, 2014) and cumulative EBITDA for the entire earn-out period would be in a range from $5.7 million to $9.3 million, as compared to the cumulative minimum earn-out threshold of $5.5 million and the cumulative maximum earn-out threshold of $6.875 million.   These projections indicated that at least a portion of the earn-out payments was likely to be achieved in each of the scenarios, but the amounts varied based on the underlying growth and profitability assumptions for each individual earn-out period.  The Company utilized a 12% discount rate to determine the present value of the expected payments due under the contingent obligation.  The methodology used in determining the discount rate was consistent with the methodology utilized in previous acquisitions when estimating the fair value of the contingent consideration.  This process resulted in the aggregate FMI contingent obligation being recorded at its estimated fair value of $3.2 million at December 31, 2009.

As of December 31, 2010, the Company updated the fair value of the FMI contingent consideration using a similar valuation approach.  The Company utilized the first 18 months of FMI’s actual financial performance subsequent to the July 1, 2009 acquisition date. In addition, at December 31, 2010, the Company updated its forecasts over the remaining earn-out period under the three different scenarios (base, upside and downside), taking into consideration facts and circumstances as of December 31, 2010. During 2010, the contract with FMI’s largest customer was terminated, which negatively impacted both the actual financial performance during 2010 as well as the projected financial performance of FMI.  FMI’s business relationship with this customer started in late 2009; FMI had no relationship with this customer on the date of the acquisition.   The three different projected scenarios used in estimating the December 31, 2010 fair value of the contingent obligation indicated updated cumulative revenue in the range of $59.0 million to $79.0 million and cumulative EBITDA of $3.6 million to $5.7 million over the entire life of the earn-out period, as compared to the cumulative minimum earn-out threshold of $3.1 million and the cumulative maximum earn-out threshold of $3.45 million.  These forecasts indicated that only a portion of the earn-out payments was likely to be achieved in each of the scenarios, but the amounts varied based on the underlying growth and profitability assumptions for each individual earn-out period. In addition, the amount of the potential earn-out payments had been reduced by the amendment in 2010 to the Asset Purchase Agreement. The Company prepared a sensitivity analysis, probability weighted the results and discounted the expected results to estimate the fair value of the contingent obligation at December 31, 2010. The Company utilized a 12% discount rate.  The methodology used in determining the discount rate was consistent with the methodology utilized in previous acquisitions when estimating the fair value of the contingent consideration.  This process resulted in the aggregate FMI contingent obligation being recorded at its estimated fair value of $1.4 million at December 31, 2010.

Comment No. 2

We note from your response to our prior comment five that based on your analysis, the aggregate impact of the 2010 acquisitions was less than 20% significant. However, although Rule 3-05 of Regulation S-X uses 20% as a threshold for determining whether audited financial statements of the acquired business are required to be filed, we do not believe that the same threshold should be used to assess materiality as it relates to the disclosure requirements under ASC 805. In fact, we believe that a smaller threshold of materiality should be applied in determining whether these disclosures are required in the notes to the financial statements. In this regard, we believe that 10%-15% would be a more reasonable materiality threshold in determining whether the disclosures required by ASC 805 are required. Please revise future filings accordingly.

Response

The Company has included the required disclosure under ASC 805 regarding the aggregate impact of the 2010 acquisitions in the footnotes to its September 30, 2011 interim financial statements filed with its Form 10-Q on November 4, 2011.  The Company undertakes, in future filings, to use similar thresholds in evaluating the aggregate materiality of individually immaterial acquisitions within a reporting period.

*  *  *  *  *

As requested by the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call me at (312) 676-4512.

Sincerely,
/s/ David B. Menzel
Chief Financial Officer